UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                 (AMENDMENT #1)

                           NOTIFICATION OF LATE FILING



  (Check One):  |X| Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

                         For Period Ended: June 30, 2002
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: ________________





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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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 NOTHING  IN THIS FORM  SHALL BE  CONSTRUED TO IMPLY  THAT THE  COMMISSION  HAS
 VERIFIED ANY INFORMATION CONTAINED HEREIN.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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 PART I -- REGISTRANT INFORMATION

 Full Name of Registrant

         NEUROTECH DEVELOPMENT CORPORATION
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 Former Name if Applicable

         FORMERLY NEUROTECH CORPORATION
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 Address of Principal Executive Office (Street and Number)

         10 CEDAR SWAMP ROAD
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 City, State and Zip Code

         GLEN COVE, NEW YORK 11542
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant Seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the thirtieth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The registrant cannot file its June 30, 2002 Form 10-KSB within the prescribed time period inclusive of the previously file extension, because the registrant has had certain corporate records which are required for the completion of the audit, and the filing of the 10-KSB, stolen in Hong Kong. Accordingly, attached is a copy of the police report and an affidavit of the vice president of Neurotech Development Corporation, Lawrence Artz. The registrant requires additional time to have these records recreated, reissued, or obtained from China.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           BERNARD ARTZ, CHAIRMAN            516                671-2400
         --------------------------      -----------       ------------------
                   (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).  Yes |X|   No | |

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    Yes | |   No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       N/A

       NEUROTECH DEVELOPMENT CORPORATION (FORMERLY NEUROTECH CORPORATION)
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     October 14, 2002               By:    /S/ BERNARD ARTZ
     ---------------------------        --------------------------------
                                        Name:  BERNARD ARTZ
                                        Title: CHAIRMAN AND DIRECTOR



                                       2
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                                                                       EXHIBIT A



                                Statement of Loss



I, Lawrence Artz, vice president and director of Neurotech Development Corporation, a citizen of the United States, with residence at 109 High Farms Rd, Glen Head, New York attest that on the 15th day of September, 2002, I had just arrived in Hong Kong from Shanghai. In my possession was an IBM laptop computer, and certain records of Neurotech Development Corporation for the past year which were absolutely essential for the completion of the audit. Such records included:

1.  expense reports and receipts
2.  bank documents (originals), depository receipts (originals)
3.  administrative agreements (originals)
4.  permits (originals)
5.  project budgetary expense receipts
6.  project diaries
7.  computer, and CD back up  of significant budgetary and   project data
8.  airline tickets
9.  international driving license
10. International cell phone
11. check books
12. medicine samples

As the above listed items [2] must be cancelled and reissued, in China, a process which takes additional time as these documents are not tied into a central clearing system on a real time basis. This process will take time and may effect the final value. The auditor has insisted that only the records which are negotiable and verifiable can be included in the audit. China, unlike the United States has cumbersome procedures due to its lack of centralization, which it must follow within their banking system

The requirements of auditors to see and confirm such original documentation will take additional time and as such will effect the ultimate filing date of the company's annual audited financial report 10K.

Attached please find a copy of police report issued on 15Sep02, by Hong Kong Police.


 October 11, 2002                                Sworn to before me this
                                                 11th day of October, 2002

 /s/ Lawrence Artz                               /S/ Lawrence W. Banigan
 ----------------------                          --------------------------
 Lawrence Artz                                   Lawrence W. Banigan
                                                 Notary Public State of New York
                                                 No. 02BA504286
                                                 Qualified Nassau County


                                       3
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                                                                       EXHIBIT B



                                 PERSONAL DATA

                             HONG KONG POLICE FORCE

                                STATEMENT/REPORT


Report No.  WF 02022228                                         WF       Station
          ----------------                                  ------------

Name of Informant/Witness    Lawrence Mitchell Artz      C.C.C. No.     --
                          ----------------------------              ------------

Age   51       Sex  M       H.K.I/D No.    US Passport  700712676
    ------         ---                  ----------------------------------------

Address      109 High Farms Road,  Glen Head, NY
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Tel No.    96485497        Occupation      Director    Neurotech Corp.
       ---------------                ------------------------------------------

Nationality and Dialect               USA/English
                        --------------------------------------------------------

Taken by:     DPE 47072               in           English              language
         ---------------------------     ------------------------------

at     1540      hours on       Sept. 15, 2002      at (Place)  G/F Stable Block
   -------------          -------------------------           ------------------

Interpretor             Frederick Y. C. Yung
           ---------------------------------------------------------------------

________________________________________________________________________________

         I am willing to make a statement to the Police. The statement I am about to make is true to the best of my knowledge and belief and I make it knowing that if I willfully state anything which I know to be false or do not believe to the true, I may be liable to prosecution for a criminal offence.


                                         Signed   /S/  Lawrence Mitchell Artz
                                                  ------------------------------

                                   Witnessed by   PC4757-K
                                                  ------------------------------

                                 Interpreted by   Frederick Y. C. Yung
                                                  ------------------------------

I am Lawrence Mitchell Artz. I am a U.S. citizen. I am visiting in HK on business. I arrived in HK today from Shanghai. I went from the airport to the travel agency from Shun Tak Center.

I arrived at the travel agency (Charteron Travel, Ltd.) before 2 p.m. today. While I was sitting at the travel agent, I put the laptop bag on the floor next to me. The full description of the stolen property: an IBM bag measuring 2' x 1.5' x 4", containing one IBM laptop computer which I purchased in the U.S.; one black Motorola Cellphone, P-2801 Triband purchased in U.S. with a U.S. SIM Card, and a battery charger; a lot of airplane tickets; and international drivers license, U.S. drivers license; some supermarket credit cards; medicines; papers namely Chinese government contracts, name cards, bank documents, check books (2 U.S. PNC Bank checkbooks and one Citibank checkbook); and a meeting diary. The laptop is valued at U.S. $2,400. The cellphone is valued at U.S. $200. I am not sure if the property is insured.

Then I started looking at price list for a few minutes and then I went to take my computer bag and it was gone. There wasn't anybody around me at that time. I did not see one who I would suspect as the thief.

I am not leaving HK for the time being.

This statement, in English, consisting of 3 pages, each signed by me, has been read by me. I have been told that I can correct either/or add anything I wish.


 /S/  Lawrence Mitchell Artz
 ---------------------------
      Lawrence Mitchell Artz

 1620 Hours
 2002.9.15



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